EXHIBIT 1

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

FIRST QUARTER 2003 HIGHLIGHTS

> Energy sold in the first quarter of 2003 totaled 1,514,139 MWh, 6.3% higher than the 1,424,123 MWh sold in the same period the previous year, as January and February of 2002 were months that fell within the rationing period.

> At the close of 1Q03, the real appreciated 5.1% compared to the close of 4Q02, which generated a positive net financial result of R$69,543 thousand.

> ESCELSA's net earnings for 1Q03 totaled R$ 82,126 thousand, or R$18.05 per share.

ESCELSA'S NUMBERS

                                                                       PARENT COMPANY                   CONSOLIDATED
                                                               ---------------------------------------------------------------
                                                                 1st         1st      4th          1st       1st       4th
                                                               Quarter     Quarter  Quarter      Quarter   Quarter   Quarter
                                                                 2003        2002     2002         2003      2002      2002
                                                               ---------------------------------------------------------------

 FINANCIAL INFORMATION (In thousands of reais)
 Gross operating revenues                                       333,961    281,008   352,201     484,020    430,233   514,761
 Net operating revenues                                         237,708    208,163   247,616     348,485    327,906   369,067
 Income from operations                                          53,044     31,214    46,345      63,414     61,159    54,811
 Income for the period                                           82,126     14,155   149,187      82,126     14,155   149,187
 EBITDA (1)                                                      67,617     45,345    60,805      92,743     90,383    86,705
 Total Assets                                                 2,701,895  2,518,982 2,750,065   3,651,015  3,437,401 3,714,230
 Shareholders' equity                                           305,148    746,781   223,021     305,148    746,781   223,021
 Shares outstanding(number)                                   4,550,833  4,550,833 4,550,833           -          -         -
 Book value                                                       67.05     164.10     49.01           -          -         -
 Share price ( R$)                                                40.00      95.95     40.00           -          -         -
 Market value                                                   182,033    436,652   182,033           -          -         -
 INDICATORS
 Operating margin (%)                                             22.31      14.99     18.72       18.20      18.65     14.85
(Income from operations/Net operating revenues)
 EBITDA margin (%)                                                28.45      21.78     24.56       26.61      27.56     23.49
 (EBITDA)/Net operating revenues
 Personnel expenses plus third party services/net oper.revenues    9.93      10.53      9.96       12.50      12.29     11.15
(%)
 Energy losses (%) (2) (*)                                        11.20      10.91     11.42
 DEC-Equivalent Outage Duration per Customer (hours) (2) (*)      11.17      15.87     14.51
 FEC- Equivalent Outage Frequency per Customer (number) (2) (*)    9.32      12.14     10.95
 TMA-Average Service Response Time (minutes)(2) (*)                 115        111       112
 Number of customers per employee (*)                               710        668       705         664        620       659
 MARKET
 Maximum demand - MWh/h(*)                                      1,199.2      993.3   1,127.3
 Energy Sales - MWh (*)                                       1,514,139  1,424,123 1,620,069   2,219,540  2,075,854 2,358,802
 Number of customers                                            966,268    938,029   954,381   1,568,357  1,519,799 1,550,950
 Average tariff to final customers - R$/MWh (*)                  158.56     137.57
 Average cost of electricity purchased - R$/MWh (*)               82.13      64.50
 HUMAN RESOURCES
 Number of employees (*)                                          1,360      1,404     1,353       2,361      2,450     2,354
 Number of trainees (*)                                              36         83        86          77        102       138
 Personnel expenses (thousands of reais) (*)                     15,817     14,225    15,879      28,629     25,716    26,642
 Personnel expenses plus third party services (thousands of
  reais)                                                         23,600     21,923    24,651    43,556       40,315    41,149
(*)
-----------------------------------------------------------------------------------------------------------------------------

   (1) EBITDA= Income from operations plus depreciation and amortization
   (2) Twelve-month period
   (*) Not revised by Independent Accounts

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

ENERGY SOLD

Energy sold totaled 1,514,139 MWh in 1Q03, representing an increase of 6.3% when compared to last year's 1,424,123 MWh, as January and February of 2002 were months that fell within the rationing period.

Sales volume to the residential segment was 22% higher than in 1Q03, which indicates a recovery in average consumption among residential consumers, despite a tendency of household budget consciousness and energy rate increases.

Lower industrial consumption was due mainly to the discontinuation of Vale do Rio Doce and Samarco as customers, as they elected to become free consumers.

The decrease in commercial consumption can be attributed basically to the discontinuation of CVRD's ore and coal terminal, which became a free consumer in 2003.

Sales volume to the rural segment was 25.4% higher due to an increase in energy usage for irrigation activity.

                                               MWh
  ----------------------------------------------------------------------------------------------
                                   PARENT COMPANY                       CONSOLIDATED
                             1st Quarter          % Change        1st Quarter      % Change
                      ------------------------------------------------------------------------
                           2003         2002                    2003        2002
                     ------------------------------------------------------------------------

  Retail:
    Residential             340,391     279,031        22.0      578,138   486,670      18.8
    Industrial              674,754     682,945       (1.2)      829,424   838,482     (1.1)
    Commercial              209,477     211,310       (0.9)      354,250   338,470       4.7
    Rural                    86,065      68,621        25.4      156,728   133,174      17.7
    Other                   128,840     106,882        20.5      220,573   197,404    (53.5)
                      ------------------------------------------------------------------------
                          1,439,527   1,348,789         6.7    2,139,113 1,994,200       7.3
  Wholesale                  74,612      75,334       (1.0)       80,427    81,654     (1.5)
                      ------------------------------------------------------------------------
  TOTAL(*)                1,514,139   1,424,123         6.3    2,219,540 2,075,854       6.9
                      ========================================================================

(*)  Not revised by Independent Accounts

CUSTOMER PROFILES

The sales volume and revenue breakdown among residential and industrial customers underwent a significant change in the quarter, mainly as a result of customers that became free consumers and chose to obtain energy from sources other than ESCELSA. For the purposes of calculating revenue breakdown per segment, the effects of the regulatory asset and short-term market sales were not considered.

                                            PARENT COMPANY
                      ----------------------------------------------------------
                            1st Quarter 2003             1st Quarter 2002
                      ----------------------------------------------------------
                        As a % of     As a % of   As a % of Sales    As a % of
                       Sales Volume    Revenues        Volume        Revenues
                      ----------------------------------------------------------
Retail:
  Residential                22.48         37.18           19.59          33.82
  Industrial                 44.56         30.48           47.96          34.12
  Commercial                 13.83         18.57           14.84          19.08
  Rural                       5.68          4.16            4.82           3.77
  Other                       8.51          7.63            7.51           6.90
--------------------------------------------------------------------------------
                             95.07         98.01           94.71          97.68
Wholesale                     4.93          1.99            5.29           2.32
--------------------------------------------------------------------------------
TOTAL(*)                    100.00        100.00          100.00         100.00
================================================================================
(*)  Not revised by Independent Accounts

NUMBER OF CUSTOMERS

The number of customers on March 31, 2003 totaled 966,268, an increase of 3.0% compared to the same period last year. During the first quarter of 2003, 11,887 customers were connected.

                                 PARENT COMPANY                    CONSOLIDATED
                        -------------------------------------------------------------------
                               March 31            %             March 31            %
                        -------------------------------------------------------------------
                           2003        2002       Change     2003        2002       Change
                        -------------------------------------------------------------------
 Retail:
   Residential             765,767     745,288       2.7   1,259,740   1,223,409      3.0
   Industrial               11,049      11,207     (1.4)      15,722      15,900    (1.1)
   Commercial               85,213      83,202       2.4     137,686     134,608      2.3
   Rural                    95,171      89,515       6.3     139,638     130,903      6.7
   Other                     9,066       8,815       2.8      15,566      14,974      4.0
                        -------------------------------------------------------------------
                           966,266     938,027       3.0   1,568,352   1,519,794      3.2
 Wholesale                       2           2                     5           5
                        -------------------------------------------------------------------
 TOTAL(*)                  966,268     938,029       3.0   1,568,357   1,519,799      3.2
                        ===================================================================

(*)  Not revised by Independent Accounts

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

AVERAGE TARIFF

The average tariff charged to retail customers in March 2003 was R$ 157.55/MWh, while the wholesale rate to other distributors was R$ 82.52/MWh, resulting in an overall average tariff of R$ 153.42/MWh, an increase of 17.3%, compared to the same month last year. The average tariffs per segment are as follows:

                                              R$MWh
--------------------------------------------------------------------------------------------------
                                         PARENT COMPANY
--------------------------------------------------------------------------------------------------
                     MAR-2003  MAR-2002    % Change    3 MONTHS-03    3 MONTHS-02     % Change
                    ------------------------------------------------------------------------------
Retail:
  Residential          241.63     222.42          8.6        241.43          221.68          8.9
  Industrial           103.08      92.90         11.0        103.43           95.28          8.6
  Commercial           211.90     168.43         25.8        212.13          169.84         24.9
  Rural                142.41     128.27         11.0        146.96          128.98         13.9
  Other                150.62     130.97         15.0        148.95          129.57         15.0
--------------------------------------------------------------------------------------------------
                       157.55     134.28         17.3        158.56          137.57         15.3
Wholesale               82.52      67.44         22.4         80.74           64.63         24.9
--------------------------------------------------------------------------------------------------
Average(*)             153.42     130.84         17.3        154.72          133.71         15.7
==================================================================================================

(*)  Not revised by Independent Accounts

QUALITY OF SERVICE RENDERED

In order to more accurately reflect service quality indicators, the amounts have been presented on a 12-month basis in order to eliminate any effects of seasonality.


     Equivalent Outage Duration per Customer-DEC


     Indicator that measures the average number of hours that customer remain without the supply of electric energy.
     For the period ended March 31, 2003, DEC was 11.17 hours, compared to 15.87 hours in the same period last year, an improvement of 29.6%. The DEC amount in 2002 was negatively impacted by the blackout that occurred in January of that year, which had an impact of 2.55 hours.


     Equivalent Outage Frequency per Customer-FEC


     Indicator that measures the average number of interruptions in the supply of electric energy, per customer. For the period ended March 31, 2003, FEC was 9.32, compared to 12.14 in the same period last year, an improvement of 23.2%. As in the case of the DEC indicator, the blackout in January 2002 had a negative impact of 1.0 interruption.

     Average Service Response Time-TMA

     Indicator that measures the average time between a complaint of interruptions in energy and the reestablishment of service.
     For the period ended March 31, 2003, TMA was 115 minutes, compared to 111 minutes in the same period last year.

     Energy losses

     Energy losses were greater in the past 12 months compared to the previous year, increasing from 10.91% to 11.20% for the 12-month period ended March 31, 2003. The Company has undertaken initiatives to reduce losses, particularly among commercial customers.


FINANCIAL PERFORMANCE

INCOME FROM OPERATIONS
Income from operations in 1Q03 totaled R$ 53,044 thousand compared to R$31,214 in the same period last year, resulting in an EBITDA of R$ 67,617 thousand, equal to an EBITDA margin of 28.4%. The main items of income from operations were:


                                                         1st Quarter

                                          PARENT COMPANY            CONSOLIDATED
                                          2003       2002        2003         2002

  Gross operating revenues                333,961    281,008     484,198      430,233
  Deductions from operating revenues     (96,253)   (72,845)   (135,535)    (102,327)
  Net operating revenues                  237,708    208,163     348,663      327,906
  Operating expenses                    (184,664)  (176,949)   (285,249)    (266,747)
  Income from operations                   53,044     31,214      63,414       61,159
  EBITDA                                   67,617     45,345      92,743       90,383
  EBITDA margin %                            28.4       21.8        26.6         27.6

OPERATING REVENUES

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

Gross operating revenues in 1Q03 totaled R$ 333,961 thousand, 18.8% higher compared to 1Q02. Revenue from the retail sector was R$ 308,073 thousand, 17.1% higher than in 1Q02, due to rate increases implemented in 2002 as well as higher sales volume.
Lower wholesale energy sales in 1Q03 compared to 1Q02 reflects short-term supply sales of excess energy made the previous year.
The increase in other revenues is due to the growth in the utilization of the transmission and distribution system by free consumers and revenues resulting from the agreement with CST.
Net operating revenues in 1Q03 totaled R$ 237,708 thousand, 14.2% higher than the same period in 2002.



                                            thousands of reais
                             --------------------------------------------------
                                  PARENT COMPANY            CONSOLIDATED
                             --------------------------------------------------
                                                1st Quarter
                             --------------------------------------------------
                                 2003         2002        2003        2002
                             --------------------------------------------------
Retail:
  Residential                    112,762      82,138     174,512     130,894
  Industrial                      92,442      82,861     113,624     101,608
  Commercial                      56,320      46,337      89,797      72,978
  Rural                           12,626       9,159      21,480      17,281
  Other                           23,153      16,765      37,160      29,163
  Contingency fee                 10,770           -      15,452           -
  Regulatory assets                    -      25,921           -      53,894
                             --------------------------------------------------
                                 308,073     263,181     452,025     405,818
                             ==================================================
Wholesale:
  Other distributors               6,024       5,626       6,883       6,538
  Short-term                          62       8,773          68      10,269
                             --------------------------------------------------
                                   6,086      14,399       6,951      16,807
                             --------------------------------------------------
Other operating revenues          19,802       3,428      25,044       7,608
                             --------------------------------------------------
Gross operating revenues         333,961     281,008     484,020     430,233
  (-) Deductions from
  operating revenues             (96,253)    (72,845)   (135,535)   (102,327)
                             --------------------------------------------------
Net operating revenues           237,708     208,163     348,485     327,906
                             ==================================================


OPERATING COSTS

Operating costs including operating expenses plus RGR quotas increased 4.3% from R$ 181,001 thousand to R$ 188,734 thousand in 1Q03.
Operating costs outside Company control such as energy purchased, electric power transport, CCC, and RGR quotas increased 10.0%.
Costs managed by the Company such as personnel, material, third party services and other expenses decreased from R$ 55,007 thousand to R$ 50,174 thousand in 1Q03, or 12.9%, while depreciation increased 3.1%.
The increase in costs outside Company control is a result of higher energy expenses from Itaipu, a function of the currency devaluation during the period. The reduction in costs managed by the Company was due to the following factors:
     a) Personnel - lower transfer of costs to investments due to the reduction of such costs in 1Q03 and to higher compensation as a result of the wage agreement;
     b) Materials - materials used for company transport and to maintain electric system;
     c) Others - due to a provision in the amount of R$10,394 thousand related to the regulatory asset in 1Q02 and for which a reversal was recorded in June of the same year. Eliminating this factor, other expenses were higher due to expenses incurred with energy conservation programs, software fees and an adjustment in the provision for delinquent accounts.

                                              thousands of reais
                                  -------------------------------------------
                                                PARENT COMPANY
                                  -------------------------------------------
                                                 1st Quarter
                                  -------------------------------------------
                                       2003          2002        %Change
-----------------------------------------------------------------------------
Controlled Costs:
  Personnel                              15,817        14,225          11.2
  Material                                1,936         1,557          24.3
  Third party services                    7,783         7,698           1.1
  Other                                  10,065        17,396        (42.1)
                                  -------------------------------------------
                                         35,601        40,876        (12.9)
                                  -------------------------------------------
 Depreciation                            14,573        14,131           3.1
-----------------------------------------------------------------------------
TOTAL CONTROLLED COSTS                   50,174        55,007         (8.8)
-----------------------------------------------------------------------------
Non-controlled costs:
  Energy purchased                      122,881       108,323          13.4
  CCC                                    10,522        12,907        (18.5)
  Financial compensation                    767           423          81.3
  ANEEL regulation charge                   320           289          10.7
  RGR                                     4,070         4,052           0.4
-----------------------------------------------------------------------------
TOTAL NON-CONTROLLED COSTS              138,560       125,994          10.0
-----------------------------------------------------------------------------
GRAND TOTAL                             188,734       181,001           4.3
=============================================================================

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------


ENERGY PURCHASED EXPENSES:
---------------------------------------------------------------------------------------------------------
                                                       PARENT COMPANY               CONSOLIDATED
                                                 --------------------------------------------------------
                                                                       1st Quarter
                                                 --------------------------------------------------------
                                                      2003         2002          2003          2002
                                                 --------------------------------------------------------
FURNAS / TRACTEBEL
-------------------------------------------------
Energy contracted- MWh                                1,046,536    1,251,736     1,510,100     1,850,684
Expenses - thousands of reais                            56,545       58,647        76,080        80,164
Average Tariff - R$/MWh                                   54.03        46.85         50.38         43.32
                                                 --------------------------------------------------------
ITAIPU
-------------------------------------------------
Energy contracted- MWh                                  442,811      427,719       623,255       601,934
Expenses - thousands of reais                            47,354       35,534        66,683        50,047
Average Tariff - R$/MWh                                  106.94        83.08        106.99         83.14
                                                 --------------------------------------------------------
OTHER SUPPLIERS
-------------------------------------------------
Energy contracted- MWh                                    6,750            -       112,222        41,642
Cesa/Costa Rica - MWh                                     2,245        5,142             -             -
Expenses - thousands of reais                             1,082          517         8,222         4,422
Average Tariff - R$/MWh                                  120.29       100.54         73.27        106.19
                                                 --------------------------------------------------------
TRANSPORT FROM ITAIPU
-------------------------------------------------
Expenses - thousands of reais                             1,635        1,455         2,301         2,049
Average Tariff - R$/MWh                                    3.69         3.40          3.69          3.40
                                                 --------------------------------------------------------
TRANSPORT FROM OTHER
-------------------------------------------------
Expenses - thousands of reais                            16,504       13,538        25,981        22,367
Average Tariff - R$/MWh                                   15.77        10.82         17.20         12.09
                                                 --------------------------------------------------------
SECTOR AGREEMENT AND CVA
-------------------------------------------------
Expenses - thousands of reais                             (473)      (1,627)       (7,580)       (4,979)
                                                 --------------------------------------------------------
OTHER EXPENSES
  Expenses - thousands of reais                             234          259           303           280
                                                 --------------------------------------------------------
TOTAL (*)
-------------------------------------------------
Energy contracted- MWh                                1,496,097    1,679,455     2,245,577     2,494,260
Cesa/Costa Rica - MWh                                     2,245        5,142             -             -
Expenses - thousands of reais                           122,881      108,323       171,990       154,350
Average Cost - R$/MWh                                     82.13        64.50         76.59         61.88
---------------------------------------------------------------------------------------------------------

(*)  Not revised by Independent Accounts


FINANCIAL RESULTS

The net financial result in 1Q03 was positive R$ 69,543 thousand, while in the same period last year was negative R$ 18,542 thousand.
This result was mainly due to the impact of the 5.1% appreciation of the real against the U.S. dollar during the period, which caused a significant reduction in monetary variation on the foreign currency debt obligations.

CASH AND EQUIVALENTS

ESCELSA has funds deposited in banks or invested in financial instruments in the amount of R$ 291,881 thousand (R$303,566 thousand on a consolidated basis) as shown below:

                                           PARENT COMPANY            CONSOLIDATED
                                      -------------------------------------------------
                                                       March 31, 2003
                                      --------------------------------------------------
                                       Thousands       US$      Thousands      US$
                                        of reais    thousand     of reais    thousand

----------------------------------------------------------------------------------------
Investments in Reais:
--------------------------------------      6,337            -        9,118          -
  Cash and Banks
  Banking deposits certificates                 -            -        8,904          -
--------------------------------------        182            -          182          -
  Other
----------------------------------------------------------------------------------------
Total real denominated investments          6,519            -       18,204          -
========================================================================================
Investments in Dollars:
--------------------------------------
  Currency Exchange Securities-NBC-E      285,362       85,104      285,362     85,104
----------------------------------------------------------------------------------------
Total Dollar denominated investments      285,362       85,104      285,362     85,104
========================================================================================
Total cash and equivalents                291,881       85,104      303,566     85,104
========================================================================================
 US dollar = 3,3531 Real
----------------------------------------------------------------------------------------

                                 BALANCE SHEETS

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                        (In thousands of Brazilian reais)
            (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                        A S S E T S                              PARENT COMPANY             CONSOLIDATED
                                                         ----------------------------------------------------
                                                             MAR-03      DEC-2002      MAR-03     DEC-2002
                                                         ----------------------------------------------------
CURRENT:
Cash and banks                                               6,337         11,097       9,118      20,008
Accounts receivable                                        267,427        272,326     420,623     426,860
Other accounts receivable                                   11,027          9,406       9,571       8,028
Recoverable taxes                                            6,811         42,926      28,869      68,543
Allowance for doubtful accounts                            (27,227)       (25,348)    (40,983)    (37,760)
Material and supplies                                        3,585          3,621       5,741       6,174
Marketable securities                                      285,544        296,498     294,448     306,620
Escrow deposits                                             39,382         39,382      39,382      39,382
Deposits                                                       529              -         529           -
Services in progress                                         5,008          4,970       6,665       7,250
Accounts receivable - UTE Campo Grande                           -              -      39,485      25,891
Other credits                                                2,984         11,475       7,535      14,871
Prepaid expenses                                             7,869          5,779      47,734      24,476
                                                         ----------------------------------------------------
                                                           609,276        672,132     868,717     910,343
                                                         ----------------------------------------------------
LONG-TERM ASSETS:
Accounts receivable                                        184,379        190,840     290,054     297,544
Tariff bonus and surcharges                                  5,833          5,833       9,718       9,718
Affiliates and subsidiaries                                 21,220          6,711      68,766      65,505
Escrow deposits                                             78,090         72,175     102,459      94,553
Deposits                                                         -              -       6,699       5,956
Debt issuance costs                                          2,498          2,690       2,498       2,690
Deferred income taxes                                      149,846        170,130     266,337     286,657
Other credits - low income consumers                        18,818         13,034      26,669      18,718
Other credits                                                4,808         19,761       8,942      23,897
Prepaid expenses                                           105,765         93,565     148,984     142,373
                                                         ----------------------------------------------------
                                                           571,257        574,739     931,126     947,611
                                                         ----------------------------------------------------
PERMANENT ASSETS:
Investments                                                771,265        747,650     374,332     374,391
Property, plant and equipment                              750,097        755,544   1,476,761   1,481,806
Deferred charges                                                 -              -          79          79
                                                         ----------------------------------------------------
                                                         1,521,362      1,503,194    1,851,172  1,856,276
                                                         ----------------------------------------------------
TOTAL ASSETS                                             2,701,895      2,750,065    3,651,015  3,714,230
                                                         ====================================================




                      -----------------------------------
                                 BALANCE SHEETS

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                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                        (In thousands of Brazilian reais)
            (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

           LIABILITIES AND SHAREHOLDERS' EQUITY             PARENT COMPANY         CONSOLIDATED
                                                      ---------------------------------------------
                                                          MAR-03    DEC-2002    MAR-03    DEC-2002
                                                      ---------------------------------------------
CURRENT LIABILITIES:
Suppliers                                                 90,986    104,740    135,172    155,615
Payroll                                                    1,940      1,977      3,602      2,968
Accrued interest and fees                                 37,654     76,325     50,456     83,836
Loans and financing                                      161,374    142,342    357,885    337,125
Accrued taxes and social contributions                    21,873     30,120     43,187     48,482
Dividends                                                     21         21         30         30
Postretirement benefits                                    1,886      2,042      1,886      2,042
Accrued  obligations                                       7,322     13,018     14,916     23,735
Regulatory charges                                         9,129      7,149     16,302     12,886
Provision for contingencies                               39,382     39,382     39,382     39,382
Variation of Parcel A items                               10,059      5,271     20,353     10,226
Other accounts payable                                    17,522     11,432     27,066     17,520
                                                      ---------------------------------------------
                                                         399,148    433,819    710,237    733,847
                                                      ---------------------------------------------
LONG - TERM LIABILITIES:
Suppliers                                                 60,640     58,346     86,868     83,781
Accrued interest and fees                                      -          -          -      3,590
Loans and financing                                    1,708,642  1,793,057  2,117,842  2,223,718
Emergency program for the energy reduction                     -          -          -          -
Postretirement benefits                                   28,212     28,212     28,212     28,212
Deferred income taxes                                          -      7,642          -      7,642
Affiliates and subsidiaries                                  150        137         86          -
Provision for contingencies                              114,510    127,069    156,811    166,367
Variation of Parcel A items                               30,762     29,542     31,698     32,019
Other accounts payable                                    54,683     49,220     58,395     54,341
                                                      ---------------------------------------------
                                                       1,997,599  2,093,225  2,479,912  2,599,670
                                                      ---------------------------------------------
MINORITY INTEREST                                              -          -    155,718    157,692
                                                      ---------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock                                            153,947    153,947    153,947    153,947
Capital reserves                                          65,688     65,687     65,688     65,687
Retained earnings                                         82,126          -     82,126          -
                                                      ---------------------------------------------
                                                         301,761    219,634    301,761    219,634
                                                      ---------------------------------------------
Credits for capital increase                               3,387      3,387      3,387      3,387
                                                      ---------------------------------------------
                                                         305,148    223,021    305,148    223,021
                                                      ---------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             2,701,895  2,750,065  3,651,015  3,714,230
                                                      =============================================



                              STATEMENTS OF INCOME

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

           (In thousands of Brazilian reais, except income per share)
            (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                             PARENT COMPANY                  CONSOLIDATED
                                                    ---------------------------------------------------------------
                                                        1st         1st      4th       1st         1st      4th
                                                      Quarter     Quarter  Quarter   Quarter     Quarter  Quarter
                                                       2003        2002     2002      2003        2002      2002
                                                    ---------------------------------------------------------------
OPERATING REVENUES:
Electricity sales to final customers                   297,303    263,181   317,485   436,573    405,818   470,376
Contingency fee                                         10,770          -    11,629    15,452          -    16,367
Electricity sales to distributors                        6,086     14,399    11,972     6,951     16,807    12,000
Use of transmission and distribution system              7,379      1,978     5,388     7,379      1,978     5,450
Other revenues                                          12,423      1,450     5,727    17,665      5,630    10,568
                                                    ---------------------------------------------------------------
                                                       333,961    281,008   352,201   484,020    430,233   514,761
                                                    ---------------------------------------------------------------
  Deductions from operating revenues:
    State value-added taxes - ICMS                     (68,372)   (58,017)  (74,472)  (94,428)   (78,880) (101,033)
    PIS and COFINS tax                                 (13,018)   (10,772)  (14,502)  (19,324)   (16,260)  (20,857)
    Global reserve for reversion quota - RGR            (4,070)    (4,052)   (3,974)   (6,176)    (7,056)   (7,301)
    Contingency fee                                    (10,770)         -   (11,629)  (15,452)         -   (16,367)
    Tax on services (ISSQN)                                (23)        (4)       (8)     (155)      (131)     (136)
                                                    ---------------------------------------------------------------
                                                       (96,253)   (72,845) (104,585) (135,535)  (102,327) (145,694)
                                                    ---------------------------------------------------------------
      Net operating revenues                           237,708    208,163   247,616   348,485    327,906   369,067
                                                    ---------------------------------------------------------------
OPERATING EXPENSES:
Electricity purchased for resale                      (122,881)  (108,323) (142,881) (171,990)  (154,350) (199,735)
Depreciation and amortization                          (14,573)   (14,131)  (14,460)  (29,329)   (29,224)  (31,894)
Personnel                                              (15,817)   (14,225)  (15,879)  (28,629)   (25,716)  (26,642)
Material                                                (1,936)    (1,557)   (1,701)   (5,262)    (3,612)   (5,850)
Third-party services                                    (7,783)    (7,698)   (8,772)  (14,927)   (14,599)  (14,507)
Fuel usage quota - CCC                                 (10,522)   (12,907)  (10,439)  (17,440)   (17,887)  (17,365)
Provision for contingencies                               (140)          -   (1,287)   (1,688)         -    (4,907)
Other                                                  (11,012)   (18,108)   (5,852)  (15,806)   (21,359)  (13,356)
                                                    ---------------------------------------------------------------
                                                      (184,664)  (176,949) (201,271) (285,071)  (266,747) (314,256)
                                                    ---------------------------------------------------------------
      INCOME FROM OPERATIONS                            53,044     31,214    46,345    63,414     61,159    54,811
                                                    ---------------------------------------------------------------
EQUITY IN SUBSIDIARIES                                   3,327      8,268   (30,849)        -          -         -
                                                    ---------------------------------------------------------------
FINANCIAL REVENUES:
Income from temporary cash investments                  44,180      6,266    27,528    52,436      9,092    34,125
Increase in overdue collections                          4,140      2,470     3,724     7,117      3,616     6,679
Hedge                                                  (2,176)          -    (3,811)   (2,176)         -    (3,811)
Regulatory assets - SELIC                               11,561      8,683     9,704    21,691      8,683    16,576
Other                                                    3,247      1,796     2,055     5,577      9,596     3,313
                                                    ---------------------------------------------------------------
                                                        60,952     19,215    39,200    84,645     30,987    56,882
                                                    ---------------------------------------------------------------
FINANCIAL EXPENSES:
Monetary variation - electricity purchase               (7,091)      (305)   (4,958)   (6,685)      (685)   (2,666)
Monetary and exchange variation on loans and            74,488    (32,037)  157,413    75,196     (6,746)  161,833
financing
Interest on loans and financing                       (50,486)    (2,821)   (45,829)  (77,286)   (45,727)  (69,303)
Other                                                  (8,320)    (2,594)    (5,428)  (11,541)    (2,916)   (7,384)
                                                    ---------------------------------------------------------------
                                                         8,591   (37,757)   101,198   (20,316)   (56,074)   82,480
                                                    ---------------------------------------------------------------
             FINANCIAL RESULTS                          69,543   (18,542)   140,398    64,329    (25,087)  139,362
                                                    ---------------------------------------------------------------
             OPERATING PROFIT (LOSS)                   125,914     20,940   155,894   127,743     36,072   194,173
                                                    ---------------------------------------------------------------
  NON-OPERATING REVENUES                                   149        156       179     1,692        335       234
  NON-OPERATING EXPENSES                               (1,452)    (3,130)    (9,724)   (3,777)    (3,284)  (64,025)
                                                    ---------------------------------------------------------------
             NON-OPERATING INCOME(LOSS), NET           (1,303)    (2,974)    (9,545)   (2,085)    (2,949)  (63,791)
                                                    ---------------------------------------------------------------
INCOME BEFORE TAXES                                    124,611     17,966   146,349   125,658     33,123   130,382
                                                    ---------------------------------------------------------------
Social contribution                                   (10,779)    (1,029)         -   (11,376)    (3,409)       12
Income tax                                            (31,706)    (2,782)     2,838   (33,336)    (9,416)    1,626
                                                    ---------------------------------------------------------------
                                                      (42,485)    (3,811)     2,838   (44,712)   (12,825)    1,638
                                                    ---------------------------------------------------------------
INCOME AFTER TAXES                                      82,126     14,155   149,187    80,946     20,298   132,020
                                                    ---------------------------------------------------------------
MINORITY SHARE IN PROFIT                                     -          -         -     1,180     (6,143)   17,167
                                                    ---------------------------------------------------------------
INCOME FOR THE PERIOD                                   82,126     14,155   149,187    82,126     14,155   149,187
                                                    ===============================================================
        Income per share - R$                            18.05       3.11     32.78         -          -         -

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                        (In thousands of Brazilian reais)
            (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                                  PARENT COMPANY                  CONSOLIDATED
                                                         ---------------------------------------------------------------
                                                             1st      1st      4th       1st         1st      4th
                                                           Quarter  Quarter  Quarter   Quarter     Quarter  Quarter
                                                            2003     2002     2002      2003        2002      2002
                                                         ---------------------------------------------------------------
From operations:
Income for the period                                      82,126   14,155   149,187   82,126    14,155   149,187
Adjustments to reconcile income to cash provided by
operating activities:
Operating activities:
Long term interest and monetary and exchange variation   (77,659)    2,821 (157,944) (71,723)     5,183 (174,214)
Equity in subsidiaries                                    (3,327)  (8,268)    30,849        -         -         -
Depreciation and amortization                              14,573   14,131    14,460   29,329    29,224    31,894
Disposal of property, plant and equipment                   1,046    1,038       999    1,530     2,523     2,441
Provision for losses - UTE Campo Grande                         -        -         -        -         -    77,291
Provision for contingencies                              (12,559)    1,948     5,719  (9,687)     2,074     9,463
Regulatory assets                                               - (25,921)  (16,184)        -  (53,894)  (16,184)
Liabilities adjustments                                     2,598        -     2,926    2,598         -     2,926
Other expenses                                                  -        -    11,884        -         -    11,884
Deferred income taxes                                      12,642  (2,322)     (617)   12,678     6,786     (527)
Minority share in profit                                        -        -         -  (1,180)     6,143  (17,167)
Remuneration on construction work in progress                   -        -         -    (307)     (600)     (157)
                                                       -----------------------------------------------------------
                                                           19,440  (2,418)    41,279   45,364    11,594    76,837
                                                       -----------------------------------------------------------
Changes in current assets and liabilities:
Accounts receivable                                         6,778 (30,011)   (5,611)    9,434  (48,016)  (11,099)
Other accounts receivable                                  34,316   15,160     2,714   37,953    12,869    10,660
Other credits-UTE Campo Grande                                  -        -           (13,594)         -
Other credits                                               8,102    (987)     9,774    7,570     8,283    11,211
Prepaid expenses                                          (2,090)    (287)   (1,789) (23,258)     (287)  (11,883)
Supplies                                                 (13,754) (16,463)  (11,294) (20,444)  (13,881)   (9,125)
Accrued taxes and social contributions                    (8,247)    4,309   (7,533)  (5,295)       845   (4,245)
Accrued  obligations                                      (5,696)  (5,808)       649  (6,402)   (6,070)     (197)
Regulatory charges                                          1,980  (1,563)     1,556    3,416   (2,631)     2,864
Postretirement benefits                                     (156)        -         -    (156)         -         -
Variation of Parcel A items                                 4,788        -     1,963   10,127         -     5,396
Other                                                       6,089    1,273   (6,122)    8,993   (4,382)  (31,096)
                                                       -----------------------------------------------------------
                                                           32,110 (34,377)  (15,693)    8,344  (53,270)  (37,514)
                                                       -----------------------------------------------------------
Change in non-current assets and liabilities:
Accounts receivable                                        23,924    5,452  (12,074)   23,924     5,452  (12,074)
Escrow deposits                                           (5,915)  (2,556)   (2,762)  (7,905)   (3,782)   (4,146)
Tariff bonus and surcharges                                          2,668     5,140              3,286     7,621
Affiliates and subsidiaries                              (14,509)    1,352     (205) (42,292)  (14,467)  (45,846)
Prepaid expenses                                         (12,200)  (5,997)  (37,231)  (6,611)   (8,590)  (38,691)
Variation of Parcel A items                                 1,220        -              (321)         -
Other credits - low income                                (5,784)                     (7,951)         -
Other                                                       2,649   13,668    24,489    2,700    13,056    18,765
                                                       -----------------------------------------------------------
                                                         (10,615)   14,587  (22,643) (38,456)   (5,045)  (74,371)
                                                       -----------------------------------------------------------
Net cash provided (use in) operating activities            40,935 (22,208)     2,943   15,252  (46,721)  (35,048)
                                                       -----------------------------------------------------------
Investing activities:
Additions to property, plant and equipment               (11,586) (12,241)  (14,538) (27,044)  (42,982)  (54,399)
Additions to investments                                 (20,288) (19,079)  (16,049)        1         -       395
Obligations related to the concession                       1,415      584     1,317    1,782       632     1,767
                                                       -----------------------------------------------------------
Net cash used in investing activities                    (30,459) (30,736)  (29,270) (25,261)  (42,350)  (52,237)
                                                       -----------------------------------------------------------
Financing activities:
Loans and financing                                        12,276   35,268    14,632  (9,714)    56,216    35,547
Accrued interest and fees                                (38,479) (24,357)    29,657 (36,778)  (20,219)    28,170
Dividends                                                       -        -         -    (294)     (182)   (1,313)
Affiliates and subsidiaries                                    13        -             33,733    12,172    56,306
                                                       -----------------------------------------------------------
Net cash provided by (used in) financing activities      (26,190)   10,911    44,289 (13,053)    47,987   118,710
                                                       -----------------------------------------------------------
Net increase(decrease) in cash and cash equivalents      (15,714) (42,033)    17,962 (23,062)  (41,084)    31,425
                                                       -----------------------------------------------------------
Cash and cash equivalents at the beginning of the         307,595  257,765   289,633  326,628   259,497   295,202
period
Cash and cash equivalents at the end of the period        291,881  215,732   307,595  303,566   218,413   326,627
                                                       -----------------------------------------------------------
                                                         (15,714) (42,033)    17,962 (23,062)  (41,084)    31,425
                                                       -----------------------------------------------------------

1.   OPERATIONAL CONTEXT

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA - is a public Brazilian corporation controlled by the Group Eletricidade de Portugal S.A. - EDP, through IVEN S.A. Engaged in the generation, transmission, distribution and the sale of electric energy, the Company's activities are regulated by the National Electric Energy Agency (Agencia Nacional de Energia Eletrica - ANEEL), part of the Ministry of Mines and Energy.

Escelsa's activities cover 70 of the 77 municipalities within 41,372 Km(2) (concession area), which represent 90% of the total area of the State of Espirito Santo (ES). Within the concession area, the Company serves 93,97% of Espirito Santo consumers.

ESCELSA is the majority shareholder of (1) MAGISTRA PARTICIPACOES S.A., which is the controlling shareholder of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL (concessionary of generation, transmission and distribution of electric energy in the State of Mato Grosso do Sul) and 100% shareholder of CASTELO ENERGETICA S.A. - CESA (company incorporated to operate in the exploitation of water resources, thermal energy generation and exploitation of transmission network) of (2) TV A CABO VITORIA S.A. - TVIX, a Pay TV company servicing residential condominiums in the municipalities of Vitoria and Vila Velha - ES and of (3) ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, which provides various services in the area of information technology.

ESCELSAPAR signed, on March 31, 2003, an agreement with Universal on Line - UOL to promote the transfer of part of ESCELSAPAR customers to UOL during the period from April 1, 2003 to June 30, 2003. It will result in the discontinuance of ESCELSAPAR internet provider services in some areas located in Espirito Santo and Mato Grosso do Sul.

According to the agreement, UOL will pay to ESCELSAPAR R$3.000 due to customers transfer. In case the transfer exceeds 22.500 customers, UOL will pay an additional success fee to UOL.

ESCELSAPAR will continue to render services to specially to ESCELSA and ENERSUL, in the attendance of electric energy consumers, via internet.

The subsidiary ENERSUL has taken steps to raise funding through long-term obligations with domestic and international banks due to its liquidity position and to improve its overall debt profile, both in terms of costs and maturity.


2.   PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices set forth by the Brazilian Corporate Law, specific legislation applicable to electric utility concessionaires established by National Electric Energy Agency
- ANEEL and regulations of the Brazilian Securities Commission - CVM, which are basically the same adopted in the December 31, 2002 financial statements, published on March 28, 2003.


3.   MARKETABLE SECURITES

                                                                  PARENT COMPANY
                                        --------------------------------------------------------------------
         FINANCIAL INSTITUTION                   TYPE                   MATURITY          Mar-2003    Dec-2002
-----------------------------------------------------------------------------------------------------------------
Banco Pactual S.A                                NBC-E                 Nov-2005               24,126      19,298
Citibank                                         NBC-E           Dec-2003 to Oct-2006         28,027      26,526
Banco Itau                                       NBC-E                 Nov-2006               54,639      43,482
Credit Suisse                                    NBC-E                 Nov-2006               54,639      43,482
Banco BBA Credtanstalt                           NBC-E           Mar-2004 a Nov-2006         123,931     163,541
Other                                            Other                    -                      182         169
                                                                                        -------------------------
                                                                                             285,544     296,498
                                                                                        =========================


                                                                   CONSOLIDATED
                                        ---------------------------------------------------------------------
         FINANCIAL INSTITUTION                   TYPE                 MATURITY        Mar-2003    Dec-2002
------------------------------------------------------------------------------------- -----------------------
Banco Pactual S.A                                NBC-E                Nov-2005           24,126       19,298
Citibank                                         NBC-E          Dec-2003 to Oct-2006     28,027       26,526
Banco Itau                                       NBC-E                Nov-2006           54,639       43,482
Credit Suisse                                    NBC-E                Nov-2006           54,639       43,482
Banco BBA Credtanstalt                           NBC-E          Mar-2004 a Nov-2006     123,931      163,541
Citibank                                          NA                     -                    -        2,591
Banco do Brasil S.A.                       Investments Funds             -                7,970        7,557
Other                                            Other                   -                1,116          143
                                                                                      -----------------------
                                                                                        294,448      306,620
                                                                                      =======================

In June 2002, the Company set-up provisions for the reduction to market value of its entire NBC-E portfolio. Since then, the provision has been adjusted according to official market indicators, when the market value is lower than acquisition cost.

4.       ACCOUNTS RECEIVABLE
                                                                      PARENT COMPANY
                                              --------------------------------------------------------------------------


LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                                 Current       Past due up    Past due over       Total        Total
                                                                                               -------------------------
CURRENT                                                        to 90 days        90 days        Mar-2003     Dec-2002
                                              --------------- -------------- ----------------- ------------ ------------
 FINAL COSTUMERS
     Residential                                      33,303         24,387             1,483       59,173       52,123
     Industrial                                       33,492          3,732             3,083       40,307       44,870
     Commercial, services and other
       activities                                     17,921          8,804             1,829       28,554       27,290
     Rural                                             6,278          1,945               520        8,743        8,243
     Public authority:
       Federal                                           504            300               449        1,253        3,779
       State                                           1,138          2,146            13,567       16,851       12,169
       Municipal                                       1,484          1,294             1,444        4,222        3,978
     Public lighting                                   3,345          2,577             3,152        9,074        8,448
     Public service                                    2,355             91               125        2,571        2,432
     Regulatory assets:
        Recoverable losses                            33,681              -                 -       33,681       26,504
        Free energy                                   10,778              -                 -       10,778       13,856
     Installment debts                                13,250              -                 -       13,250       14,167
     Other credits                                     7,528              -                 -        7,528       10,790
                                              --------------- -------------- ----------------- ------------ ------------
                                                     165,057         45,276            25,652      235,985      228,649
                                              --------------- -------------- ----------------- ------------ ------------
 WHOLESALE
     Other distributors                                3,599              -                 -        3,599        2,405
     Spot Market                                      27,804              -                39       27,843       41,272
                                              --------------- -------------- ----------------- ------------ ------------
                                                      31,403              -                39       31,442       43,677
                                              --------------- -------------- ----------------- ------------ ------------
 TOTAL                                               196,460         45,276            25,691      267,427      272,326
                                              =============== ============== ================= ============ ============
LONG-TERM ASSETS
FINAL CUSTOMERS
     Regulatory assets
        Recoverable losses                            93,433              -                 -       93,433      101,599
        Free energy                                   55,410              -                 -       55,410       53,116
     State VAT (Vale do Rio Doce                      31,229              -                 -       31,229       28,559
     Other credits                                     4,307              -                 -        4,307        7,566
                                              --------------- -------------- ----------------- ------------ ------------
 TOTAL                                               184,379              -                 -      184,379      190,840
                                              =============== ============== ================= ============ ============
                                                                       CONSOLIDATED
                                              --------------------------------------------------------------------------
                                                 Current       Past due up    Past due over       Total        Total
                                                                                               -------------------------
 CURRENT                                                       to 90 days        90 days        Mar-2003     Dec-2002
                                              --------------- -------------- ----------------- ------------ ------------
 FINAL CUSTOMERS
     Residential                                      51,355         36,214             1,818       89,387       82,172
     Industrial                                       40,562          5,412             3,373       49,347       53,925
     Commercial, services and other
     activities..                                     28,332         14,123             6,454       48,909       47,056
     Rural                                             8,228          4,755               654       13,637       13,794
     Public authority:
       Federal                                         1,348          1,106               746        3,200        4,922
       State                                           2,181          2,168            13,579       17,928       18,098
       Municipal                                       3,381          1,828             2,304        7,513       10,116
     Public lighting                                   6,344          5,227            11,155       22,726       24,866
     Public service                                    3,860          2,090               156        6,106        5,424
     Regulatory assets:
        Recoverable losses                            48,410              -                 -       48,410       40,478
        Free energy                                   15,259              -                 -       15,259       19,118
     Installment debts                                30,294          1,168             3,323       34,785       24,686
     Other credits                                    18,865            925               160       19,250       20,254
                                              --------------- -------------- ----------------- ------------ ------------
                                                     258,419         75,016            43,722      377,157      364,909
                                              --------------- -------------- ----------------- ------------ ------------
 WHOLESALE
     Other distributors                                4,544              -                 -        4,544        2,830
     Spot Market                                      38,883              -                39       38,922       59,121
                                              --------------- -------------- ----------------- ------------ ------------
                                                      43,427              -                39       43,466       61,951
                                              --------------- -------------- ----------------- ------------ ------------
 TOTAL                                               301,846         75,016            43,761      420,623      426,860
                                              =============== ============== ================= ============ ============

LONG-TERM ASSETS
FINAL CUSTOMERS
     Regulatory assets:....................


LOGO OMITTED
               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

     Recoverable losses....................          160,939              -                 -      160,939      169,142
     Free energy...........................           81,638              -                 -       81,638       78,551
     State VAT (Vale do Rio Doce)..........           31,229              -                 -       31,229       28,559
     Wholesale - spot market                           5,882                                         5,882        5,882
                                              --------------- -------------- ----------------- ------------ ------------
     Other credits.........................           10,366              -                 -       10,366       15,410
                                              --------------- -------------- ----------------- ------------ ------------
 TOTAL                                               290,054              -                 -      290,054      297,544
                                              =============== ============== ================= ============ ============

The Company and subsidiaries have recorded accounts receivable in the amount of R$ 27,843 (R$ 38,922 - consolidated) and R$5,882 (consolidated) in the short-term assets and long-term assets, respectively, and accounts payable in the amount of R$ 4,062 (parent company and consolidated), relating to electric power sale and purchase operations carried-out in the Electric Power Wholesale Market - MAE, and R$13,210 (R$17.931 - consolidated) related to system services charges, based on preliminary information released by MAE and/or estimates prepared by Company's Administration when MAE data was not available. These amounts are subject to change depending on the outcome of current judicial processes filed by energy market participants, with respect to market regulations in effect.


5.   GENERAL AGREEMENT - ELECTRIC ENERGY SECTOR

5.1  - Regulatory Assets

Based on Provisional Measure no. 14, issued December 21 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

Under the terms of ANEEL Resolutions no. 480 e 481 (related to energy consumption losses), 482 (related to Parcel "A") e 483 (related to Free Energy), all issued on August 29, 2002, the amounts related to revenue recomposition were approved. The extraordinary tariffs are as follows:

o 2.9% for residential clients (except low income users), rural (except low income users) and public lighting;

o    7.9% for all other clients.

Under the terms of ANEEL Resolution no. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001.

Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established, for which reason no provision for losses was set-up.


     5.1.1 - Recovery of electric energy consumption losses

     The consumption losses used to calculate the extraordinary tariff recomposition were established as follows:

                                                    PARENT COMPANY                      CONSOLIDATED
                                        ---------------------------------- ----------------------------------
             DESCRIPTION                       CURRENT         LONG-TERM          CURRENT         LONG-TERM
--------------------------------------- ---------------------------------- ----------------------------------
Balance as of 12/31/2002                          26,504          101,599            40,478          169,142
Recover through tariff increases                 (8,420)                -          (13,107)                -
Transfers                                         15,597         (15,597)            21,039         (21,039)
SELIC index adjustment                                 -            7,431                 -           12,836
                                        ---------------------------------- ----------------------------------
Balance as of 03/31/2003                          33,681           93,433            48,410          160,939
                                        ================================== ==================================


     5.1.2 - Free Energy

     ANEEL Resolution no. 36/2003, issued on January 29, 2003, updated by ANEEL Resolution no. 89/2003, issued on February 25, 2003, established procedures for the free energy loss reimbursement, which have been paid to generators since February, 2003, as follows:.

                                                    PARENT COMPANY                      CONSOLIDATED
                                        ---------------------------------- ----------------------------------
             DESCRIPTION                       CURRENT         LONG-TERM          CURRENT         LONG-TERM
--------------------------------------- ---------------------------------- ----------------------------------
Balance as of 12/31/2002
                                                  13,856           53,116           19,118           78,551
Recover through tariff increases                 (2,235)                -          (3,252)                -
Adjustments/transfers                            (1,562)            1,562          (1,326)            1,326
SELIC index adjustment                               719              732              719            1,761
                                        --------------------------------------------------------------------
Balance as of 03/31/2003                          10,778           55,410           15,259           81,638
                                        ====================================================================

     5.1.3 - Parcel "A"

     The Parcel "A" amounts used to calculate the extraordinary tariff recomposition were established as follows:

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                             LONG-TERM
                             -------------------------------------------
     DESCRIPTION                 PARENT COMPANY         CONSOLIDATED
------------------------------------------------------------------------
Balance as of 12/31/2002
                                            49,392               82,203
SELIC index adjustment                       2,679                4,709
PIS/COFINS                                     128                  227
                             ---------------------- --------------------
Balance as of 03/31/2003                    52,199               87,139
                             ====================== ====================


     5.1.4 - CVA

     Amounts registered as CVA are cost variations that are not part of the extraordinary tariff recomposition from October 26, 2001 onwards and are the following:


                                       PARENT COMPANY            CONSOLIDATED
                                 ------------------------- ---------------------
                                    03/02         12/02        03/02     12/02
                                 ------------------------- ---------------------
ASSETS
Current
Prepaid expenses
    CVA                             6,878         4,951       46,259     23,643
    Other                             991           828        1,475        833
                                 ------------------------- ---------------------
                                    7,869         5,779       47,734     24,476
                                 ------------------------- ---------------------
Long-Term Assets
 Prepaid expenses
    CVA                            53.566        44,173       61,845     60,170
                                 ------------------------- ---------------------
LIABILITIES
Current
   Variation of Parcel A items
   CVA                             10,059         5,271       20,353     10,226
Long-Term Liabilities
   Variation of Parcel A items
     CVA                           30,762         29,542      31,698     32,019
                                 ------------------------- ---------------------


6.   TARIFF BONUS AND SURCHARGES

Implemented through Provisional Measure no. 2,147, issued on May 15, 2001, the Emergency Program for Reducing Electric Energy Consumption - PERCEE, determined, from June 1, 2003, the collection of a surtax from customers who have exceeded their consumption quotas and granted bonuses in cases in which customers have reduced consumption to levels below their quotas.

Based on Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that the rules above mentioned were no longer applicable.

The balance of payments for bonuses granted, including the concessionaire costs, versus the balance of surtaxes billed - collected from consumers during the Program shows the following position of accounts receivable with the Ministry of Mines and Energy as of March 31, 2003:

     o    Parent Company: R$ 7.257 (31/12/2002-R$ 7.244);
     o    Consolidated : R$ 12.203 (31/12/2002-R$ 12.197).

Of the above amounts, R$5,623 (parent company) and R$9,495 (consolidated) related to costs determined by the Company in the application of the above Program will be compensated via tariffs in accordance with Dispatches SFF/ANEEL no. 154 and 155, of March 28, 2003.

The above mentioned amounts comprise current and long-term receivables.



7.       RECOVERABLE TAXES

The credits to be recovered are comprised of the following:

                                           PARENT COMPANY                CONSOLIDATED
                                     ---------------------------- ----------------------------


LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

RECOVERABLE TAXES                           Mar-03       Dec-2002        Mar-03       Dec-2002
------------------------------------ ---------------------------- ----------------------------
Withholding income tax                       5,057        35,614         20,168        54,009
Social contribution on net income                -         3,551            274         3,812
ICMS to be recovered                         1,419         1,673          5,110         4,612
Other                                          335         2,088          3,317         6,110
                                     ---------------------------- ----------------------------
                                             6,811        42,926         28,869        68,543
                                     ============================ ============================


8.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Tax credits classified as long-term assets, as listed below, generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Company' s estimated future profitability, considering that the realization period will not exceed 10 years.

As a result of the rules laid down by CVM Instruction no. 371, of June 27, 2002, the Company did not record new tax credits as from July 1, 2002.

Once these conditions had been complied with, the amounts of the fiscal assets recorded were as follows:

                                                  PARENT COMPANY             CONSOLIDATED
                                             ------------------------- -------------------------
ASSETS                                          Mar-03      Dec-02       Mar-03       Dec-02
                                             ------------------------- -------------------------
Tax loss                                          278,057     347,330      620,800      690,182
Temporary additions                               175,126     175,126      217,571      217,571
                                             ------------------------- -------------------------
                                                  453,183     522,456      838,371      907,753
Statutory rate                                        25%         25%          25%          25%
                                             ------------------------- -------------------------
Income tax                                        113,296     130,614      209,593      226,938
                                             ------------------------- -------------------------
Negative basis of social contribution             367,280     404,346      604,179      641,354
Temporary additions                                89,605      89,605      115,979      115,979
                                             ------------------------- -------------------------
                                                  456,885     493,951      720,158      757,333
Statutory rate                                         8%          8%           8%           8%
                                             ------------------------- -------------------------
Social contribution                                36,550      39,516       57,612       60,587
                                             ------------------------- -------------------------
Adjustments                                             -           -        (868)         (868)
                                             ------------------------- -------------------------
 TOTAL                                             149,846     170,130      266,337     286,657
                                             ========================= =========================

Expectations as to the realization of these deferred tax credits, including balances not recorded, are shown as follows:

Amounts recorded:
                                                      PARENT COMPANY
---------------------------------------------------------------------------------------------------------------------------
      EXPECTATION                                                                                      2010
          OF                                                                                            A         TOTAL
      REALIZATION           2003       2004       2005       2006       2007       2008      2009      2012
---------------------------------------------------------------------------------------------------------------------------
Income tax                     3,105          -     4,371      8,501     12,402      15,421   20,482    49,024     113,306
Social contribution            1,118          -     1,574      3,060      4,465       5,552    7,373    13,398      36,540
                        ---------------------------------------------------------------------------------------------------
                               4,223          -     5,945     11,561     16,867      20,973   27,855    62,422     149,846
                        ===================================================================================================

                                                       CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------------
      EXPECTATION                                                                                      2010
          OF                                                                                            A         TOTAL
      REALIZATION           2003       2004       2005       2006       2007       2008      2009      2012
---------------------------------------------------------------------------------------------------------------------------
Income tax                     5,581     17,479    26,843     15,723     21,956      29,037   39,931    53,043     209,593
Social contribution            2,008      5,594     4,475      5,371      7,522       9,909    8,466    13,399      56,744
                        ---------------------------------------------------------------------------------------------------
                               7,589     23,073    31,318     21,094     29,478      38,946   48,397    66,442     266,337
                        ===================================================================================================



Amounts not recorded:

                                                  AFTER 2012
                                 -------------------------------------------
EXPECTATION OF REALIZATION           PARENT COMPANY        CONSOLIDATED
-------------------------------- -------------------------------------------
Income tax                             72,103                 86,545
Social contribution                    23,210                 29,643

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                 -------------------------------------------
                                       95,313                 116,188
                                 ===========================================


The fiscal credits' expectation of realization is determined based on projections prepared by the Company's Administration on December 31, 2002.


9.   AFFILIATES AND SUBSIDIARIES


                                                                          PARENT COMPANY             CONSOLIDATED
----------------------------- -------------------------------------- ------------------------- --------------------------
         COMPANIES                         TRANSACTION                  Mar-03      Dec-02        Mar-03       Dec-02
----------------------------- -------------------------------------- ------------------------- --------------------------
MAGISTRA                         Pass-through of costs and loans               15           9        68,188       65,039
ENERSUL                               Pass-through of costs                 2,422       1,101             -            -
ESCELSAPAR                            Pass-through of costs                   167          49             -            -
CESA                                  Pass-through of costs                18,040       5,066             -            -
OTHER SUBSIDIARIES                    Pass-through of costs                   576         486           576          466
                                                                     ------------------------- --------------------------
                                                                           21,220       6,711        68,764       65,505
                                                                     ========================= ==========================

     The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties. The transactions refer essentially to pass-through of costs to/from related companies.

     The consolidated financial statements show primarily the balance of inter-company loans between related company MAGISTRA and the subsidiary ESC90, as detailed below, which were made at similar terms to those current in the Brazilian financial market. The terms and conditions of the main obligations are as follows:

         1.(0))  Interest rate: TJLP + 4% p.a.;
                 Maturity: November, 2004;
                 Balance: R$ 5,530  (R$ 5,338  on 12/31/2002)

         2.(0))  Interest rate: 100% of CDI;
                 Maturity: several dates through December 31, 2003;
                  Balance: R$ 62,658  (R$ 59,701  on 12/31/2002)

MAGISTRA's financial income from subsidiary ESC90 totaling R$ 3,569 (R$ 2,169 on 03/31/2002) in the consolidated statement is recorded as "Other financial income". The guarantees are promissory notes corresponding to 125% of principal.


10.  OTHERS CREDITS - UTE CAMPO GRANDE

In view of the decision of ENERSUL's Administration to sell these assets, an appraisal was undertaken of all the costs incurred with the project, including the thermoelectric plant itself, substations and associated distribution lines, for the purpose of accounting for these as part of current assets, and a provision in the amount of R$51.828 was set-up to reduce the assets to their market value.



                                                        CONSOLIDATED
                                                     -------------------
Balance as of December 31, 2002                            25,891
Payment in the first quarter                               13,594
                                                     -------------------
Balance as of March 31, 2003                               39,485
                                                     ===================

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

11. INVESTMENTS

The investments in subsidiary companies are stated based on the equity adjustment method. The other investments, including investments in ESC 90, are stated at cost plus monetary restatement, until December 31, 1995, net of provision for loss, when applicable.

                                                                      PARENT COMPANY              CONSOLIDATED
                                                                  ------------------------ ----------------------------
                                                                    Mar-03       Dec-02        Mar-03         Dec-02
                                                                  -----------  ----------- ---------------  -----------
Investments in subsidiary companies:
Stated by the equity method:
MAGISTRA PARTICIPACOES S.A                                           764,566      742,121               -            -
TV A CABO VITORIA - TVIX S.A                                               3           52               -            -
ESCELSA PARTICIPACOES S.A. - ESCELSAPAR                                4,826        3,607               -            -
                                                                  -----------  ----------- ---------------  -----------
                                                                     769,395      745,780               -            -
                                                                  -----------  ----------- ---------------  -----------
Goodwill on investments:
Goodwill                                                                   -            -        393,618       393,618
Amortization                                                               -            -        (21,212)      (21,152)
                                                                  -----------  ----------- ---------------  -----------
                                                                           -            -        372,406       372,466
                                                                  -----------  ----------- ---------------  -----------
  Stated at adjusted cost:
    Other                                                                 37           37              37           37
                                                                  -----------  ----------- ---------------  -----------
                                                                          37           37              37           37
                                                                  -----------  ----------- ---------------  -----------
Projects, studies and other investments                                1,833        1,833           1,833        1,888
                                                                  -----------  ----------- ---------------  -----------
 TOTAL                                                               771,265      747,650         374,276       374,391
                                                                  ===========  =========== ===============  ===========





The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired on 11/25/1997, is based on the company's future profitability and is being amortized proportionally to the company's projected results, during the term of ENERSUL's concession, of thirty years beginning 01/01/1998.

Additional information on investments stated by the equity adjustment method:

                                                     MAGISTRA                      TVIX                   ESCELSAPAR
                                           ----------------------------- ------------------------- -------------------------
                                             Mar-2003       Dec-2002       Mar-03      Dec-2002      Mar-03      Dec-2002
                                           -------------- -------------- ---------------------------------------------------
Class of shares                                Common         Common        Common       Common       Common       Common
  Total shares                               473,203,348    473,203,348        1,540        1,540        1,000        1,000
  Total shares of Escelsa                    473,203,348    473,203,348        1,500        1,500        1,000        1,000
  Participation %                                   100%           100%       97.40%       97.40%         100%         100%
Capital stock                                    668,483        668,483        1,540        1,540        2,800        2,800
                                           -------------- -------------- ------------ ------------ ------------ ------------
Shareholders' equity                             764,566        742,121            4           54        4,826        3,607
                                           -------------- -------------- ------------ ------------ ------------ ------------
Net income (loss)                                  2,157          8,544         (50)         (44)        1,219        (235)
                                           -------------- -------------- ------------ ------------ ------------ ------------
Investment as of March 31, 2003 and
December 31, 2002                                764.566        742,121            3           52        4,826        3,607
                                           -------------- -------------- ------------ ------------ ------------ ------------
Results of equity adjustment in the
first quarter                                      2,157          8,544         (49)         (41)        1,219        (235)
                                           -------------- -------------- ------------ ------------ ------------ ------------

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

12.  PROPERTY, PLANT AND EQUIPMENT


                                              PARENT COMPANY         Annual average rates           CONSOLIDATED
                                         -------------------------                            -------------------------
                                            Mar-03       Dec-02       of depreciation (%)        Mar-03       Dec-02
                                         ------------ ------------ -------------------------- ------------ ------------
(-) DEPRECIATION:
  Generation                                 105,931      104,566            2.44%                201,434      199,851
  Transmission                                13,497       13,333            2.80%                 13,497       13,333
  Distribution                             1,049,647    1,042,940            4.28%              1,995,488    1,983,216
  Commercialization                            4,301        4,301            9.32%                  7,580        7,451
  Administration                             123,244      120,229            8.28%                247,342      242,810
                                         ------------ ------------ -------------------------- ------------ ------------
                                           1,296,620    1,285,369            4.52%              2,465,341    2,446,661
                                         ------------ ------------ -------------------------- ------------ ------------
(-) DEPRECIATION
  Generation                                (63,354)     (62,716)                                 (104,702)   (103,377)
  Transmission                               (7,166)      (7,072)                                   (7,166)     (7,072)
  Distribution                             (395,540)    (386,165)                                 (747,263)   (728,545)
  Commercialization                          (2,660)      (2,561)                                   (3,217)     (3,039)
  Administration                            (57,926)     (55,515)                                 (111,382)   (105,537)
                                         ------------ ------------                            ------------ ------------
                                           (526,646)    (514,029)                               (973,730)     (947,570)
                                         ------------ ------------                            ------------ ------------
                                             769,974      771,340                                1,491,611    1,499,091
                                         ------------ ------------                            ------------ ------------

UNDER CONSTRUCTION:
  Generation                                   1,666        3,798                                  69,549        62,207
  Transmission                                 2,128        1,464                                   2,128         1,464
  Distribution                                70,227       69,217                                  95,012        96,604
  Administration                                   -            -                                       8            -
                                               4,257        6,465                                   9,117        11,322
                                         ------------ ------------                            ------------ ------------
                                              78,278       80,944                                 175,814       171,597
                                         ------------ ------------                            ------------ ------------
 TOTAL                                       848,252      852,284                               1,667,425     1,670,688
                                         ------------ ------------                            ------------ ------------
Obligations related to the concession       (98,155)     (96,740)                                (190,664)     (188,882)
                                         ------------ ------------                            ------------ ------------
                                             750,097      755,544                               1,476,761     1,481,806
                                         ============ ============                            ============ ============


Obligations related to the concession is comprised of the following balances:




                                  PARENT COMPANY            CONSOLIDATED
                             ------------------------- ------------------------
                                MAR-03      Dec-02       Mar-03      Dec-02
                             ------------------------- ------------------------
Consumer contributions.......      67,114      65,691       92,215      90,425

Donations and subsidies......      25,795      25,794       91,054      91,053
Federal
participation................       5,246       5,255        7,395       7,404
                             ------------------------- ------------------------
 TOTAL                             98,155      96,740      190,664     188,882
                             ========================= ========================

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

13-  SUPPLIERS


                                                                   PARENT COMPANY            CONSOLIDATED
                                                              ------------------------- ------------------------
                          CURRENT                                Mar-03      Dec-02       Mar-03      Dec-02
------------------------------------------------------------- ------------------------- ------------------------
Electricity suppliers:
  FURNAS                                                            26,237      35,210       26,237      35,210
  ITAIPU                                                            30,433      23,305       43,264      35,884
  TRACTEBEL                                                              -           -        8,879      12,086
  ENERTRADE                                                              -           -        2,611           -
  ELETROSUL                                                              -           -        1,333       1,515
  MAE                                                                8,600       7,719       13,321      17,847
  MAE - Spot market                                                  4,062       6,538        4,062       6,538
  Free energy                                                       10,778      13,856       15,932      19,118
  Other                                                              3,332       9,868        6,798      11,692
                                                              ------------------------- ------------------------
                                                                    83,442      96,496      122,437     139,890
Materials and service providers                                      7,544       8,244       12,735      15,725
                                                              ------------------------- ------------------------
 TOTAL                                                              90,986     104,740      135,172     155,615
                                                              ========================= ========================

                         LONG-TERM
-------------------------------------------------------------
Electricity suppliers:
  Free energy                                                       55,410      53,116       81,638      78,551
  Other                                                              5,230       5,230        5,230       5,230
                                                              ------------------------- ------------------------
                                                                    60,640      58,346       86,868      83,781
                                                              ========================= ========================

14.   LOANS AND FINANCING


                                                     PARENT COMPANY
-------------------------------------------------------------------------------------------------------------------------
          DESCRIPTION             AVERAGE     AMORTIZATION               mar/03                        dez/02
                                  ANNUAL      ------------   ------------------------------ -----------------------------
                               INTEREST RATE
-------------------------------------------------------------------------------------------------------------------------
                                            TYPE    PERIOD   Interest                       Interest
                                                             and                            and
                                                    MM/YY    other                          other
                                                             charges    Current   Long-term charges   Current  Long-term
------------------------------------------------------------ ------------------------------ -----------------------------
Local currency
                                                   05/99 to
ELETROBRAS                      5.0% - 7.0%   M     08/07          -      2.276      13.377       -     2.096       6.076
                                                   11/99 to
BNDES                           TJLP + 3.8%   M     10/10      1.552     46.811     137.232   1.696    40.647     149.396
                                                   03/02 to
BNDES-Ration. losses                          M     01/06        985     26.036     112.988   1.091    25.337      114.881
                               SELIC+1.0%          03/03 to
Bank loan                      107%-114% CDI  U     05/03          -     27.270           -       -    25.178           -
                                                             ------------------------------- ----------------------------
                                                               2.537    102.393     263.597   2.787    93.258     270.353
                                                             ------------------------------- ----------------------------
Foreign currency
                                                   01/03 to
BBA                                 19%       U     08/03      5.012     58.981           -   3.747    49.084           -
                                                   07/97 to
Senior Notes                       10,0%      U     07/07     30.105          -   1.445.045  69.791         -   1.522.704
                                                             ------------------------------- ----------------------------
                                                              35.117     58.981   1.445.045  73.538    49.084   1.522.704
                                                             ------------------------------- ----------------------------
TOTAL                                                         37.654    161.374   1.708.642  76.325   142.342   1.793.057
                                                             =============================== ============================





                                                      CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------

LOGO OMITTED

                             QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                                               -----------------------------------------------------------
      DESCRIPTION         AVERAGE ANNUAL      AMORTIZATION                03/03                         12/02
                          INTEREST RATE
--------------------------------------------------------------------------------------------------------------------------
                                            TYPE    PERIOD     Interest                   Interest
                                                               and                          and
                                                               other                       other
                                                     MM/YY     charges  Current Long-term  charges    Current  Long-term
--------------------------------------------------------------------------------------------------------------------------
Local currency:

                                                    05/99 to
ELETROBRAS - ESCELSA       5,0% - 7,0%       M       07/07            -    2.276    13.377         -    2.096       6.076
                                                   12/97 to
ELETROBRAS - ENERSUL       6,0% - 12,0%      M       05/22          184   14.616    48.530       253   11.394      48.041
                                                   11/99 to
BNDES - ESCELSA            TJLP + 3,8%       M       10/10        1.552   46.811   137.232     1.696   40.647     149.396
                                                   11/99 to
BNDES - MAGISTRA           TJLP + 4,0%       H       11/04        2.844   39.673    39.673       961   39.220      39.220
                                                   09/01 to
BNDES - ENERSUL            TJLP + 3,85%      M       02/08          237   13.182    51.631       264   13.032      54.298
                                                   02/00 to
BNDES - ENERSUL            TJLP + 4,00%      M       04/04            4      944        79         5      934         311
                                                   02/02 to
BNDES-Rationing losses.     SELIC+1,0%       M       06/06        1.705   34.150   192.817     1.807   33.197     195.157
                                                   07/04 to
BNDES- CESA                TJLP + 4,5%       M       07/12          120        -         -       126        -           -
                                                   07/04 to
BNDES- CESA                  UMBNDES         M       07/12          239        -    39.530       179        -      39.589
                                                   11/04 to
BCO BRASIL - FCO              11,20%         M       11/13          553        -    30.000       573        -      30.000
                                                   10/02 to
CITIBANK                  104%-108%-CDI      M       11/02            -        -         -         -        -           -
                                                   10/02 to
BANK LOAN                 105%-114%-CDI      M       05/03           71   73.309         -     1.066   73.478           -
                                                   07/98 to
FUNDACAO ENERSUL               10%           M       11/13          115    2.295    17.832       115    2.003      17.247
                                                   05/00 to
OTHER                         1,35%          M       06/09            -        -       977       262        -         925
                                                               -----------------------------------------------------------
TOTAL                                                             7.624  227.256   571.678     7.307  216.001     580.260
                                                               -----------------------------------------------------------

Foreign currency

                                                   07/97 to
SENIOR NOTES                  10,0%          U       07/07       30.105        - 1.445.045    69.791        -   1.522.704
                                                   11/02 to
BRADESCO  (*)            28,20% - 40,80%     U       06/03           72   24.630         -     1.009   24.014           -
UNIBANCO   (*)           10,85% - 11,40%     U         -          3.872   14.834         -         -        -      12.727
                        LIBORtri + 4,0% -          12/02 to
EUROPEAN INVEST BANK           5,0%          H       03/09          994    9.511    44.810       259    9.636      47.603
                        LIBORsem + 4,5% -          10/96 to
STN-DMLP                       8,2%          H       04/24        1.077    1.582    46.364       551    1.668      48.856
BBA FMO  (*)                   8,90%         H   03/02 a 09/07      100    4.524     9.945       535    4.410      11.568
ITAU (*)                      27,30%         U         -          1.600   16.567         -       579   16.570           -
BBV  (*)                      26,35%         U         -              -        -         -        58   15.742           -
                                                    01/03 to
BBA  (*)                      16,0%          U       08/03        5.012   58.981         -     3.747   49.084           -
                                                               -----------------------------------------------------------
                                                                 42.832  130.629 1.546.164    76.529  121.124   1.643.458
                                                               -----------------------------------------------------------

                                                                 50.456  357.885 2.117.842    83.836  337.125   2.223.718
                                                               -----------------------------------------------------------

Long-term interest and charges
  UNIBANCO   (*)                                                      -        -         -     3.590        -           -
                                                               -----------------------------------------------------------
                                                                      -        -         -     3.590        -           -
                                                               -----------------------------------------------------------

Type:
U = unique
M= monthly
H = Half-year


(*) Loans protected by swap contracts against eventual exchange rate oscillations.

A) ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil-FCO are guaranteed by accounts linked to receivables. The ENERSUL loans from Secretaria do Tesouro Nacional-STN are guaranteed by direct debt, receivables, the Government of the State of Mato Grosso do Sul and part in cash deposit. Other loans are covered by promissory notes in guarantee. MAGISTRA's loan payable to BNDES is guaranteed by ENERSUL shares on escrow.

B) ESCELSA loan due to BBA is guaranteed by 44.000 NBC'E, amounting, on March 31, 2003 to R$ 79.221 (market value).

C)   The breakdown of loans and financing per currency is as follows:


                                   PARENT COMPANY              CONSOLIDATED
                              --------------------------------------------------
                                 Mar-03       Dec-02       Mar-03        Dec-02
                              --------------------------------------------------
Local currency                      365,990   363,611      798,934      796,261
Foreign currency                  1,504,026   1,571,788     1,676,793 1,764,582
                              --------------------------------------------------
 TOTAL                            1,870,016   1,935,399     2,475,727  2,560,843
                              ==================================================

D) The percentage variation of the main indicators used for updating the loans and financing are as follows:

LOGO OMITTED

               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                  Currency and indicators          Mar-03       Mar-02
------------------------------------------------ ------------ ------------
US$ x R                                              (5.10)%        0.14%
IGP-M                                                  6.26%        0.51%
INPC                                                   5.93%        2.01%
SELIC                                                  5.68%        4.21%
UMBNDES                                              (4.67)%        0.99%
TJLP (a.a                                             10.00%       10.00%
LIBOR (annual average)                                 1.52%        2.00%


E)   Maturity of short and long-term installments is as follows:


Maturity                                    PARENT COMPANY                      CONSOLIDATED
-----------------------------    ---------------------------------    ---------------------------------
                                                               Currency
                                 ----------------------------------------------------------------------
                                   Local        Foreign      Total     Local        Foreign      Total
                                 -------     ----------  ---------    -------     ---------   ---------
2003                              83.412             -      83.412    217.399       113.157     330.556
2004                              18.981        56.981      77.962      9.857        17.472      27.329
                                 -------     ----------  ---------    -------     ---------   ---------
Current                          102.393        56.981     161.374    227.256       130.629     357.885
                                 -------     ----------  ---------    -------     ---------   ---------
2004                              58.926             -      58.926    132.744        15.424     148.168
2005                              82.502             -      82.502    128.481        18.009     146.490
2006                              61.153             -      61.153    107.411        14.796     122.207
2007                              48.598     1.445.045   1.493.643     99.415     1.459.369   1.558.784
2008                               4.496             -       4.496     43.324         8.060      51.384
2009                               4.496             -       4.496     16.327         2.820      19.147
2010                               3.426             -       3.426     15.257         2.152      17.409
2011                                   -             -           -     11.831         2.152      13.983
2012                                   -             -           -      8.428         1.584      10.012
After 2012                             -             -           -      8.460        21.798      30.258
                                 -------     ----------  ---------    -------     ---------   ---------
TOTAL                            365.990     1.504.026   1.870.016    798.934     1.676.793   2.475.727
                                 =======     ==========  =========    =======     =========   =========


15.  PROVISION FOR CONTINGENCIES

                                                                          PARENT COMPANY
                                        ------------------------------------------------------------------------------------
            Contingencies                               Mar-03                                    Dec-02
--------------------------------------- ------------------------------------------------------------------------------------
                                                 Provision            Escrow            Provision               Escrow
--------------------------------------- ----------------------------           ----------------------------
                                        In the quarter Accumulated   Deposits  In the quarter Accumulated      Deposits
--------------------------------------- ------------------------------------------------------------------------------------
Current
  Fiscal
    COFINS                                           -       39,382     39,382              -       39,382           39,382
                                        ------------------------------------------------------------------------------------
 TOTAL                                               -       39,382     39,382              -       39,382           39,382
                                        ====================================================================================
Long-Term
  Labor claims                                      42       16,003     10,781              -       15,961           10,301
  Civil litigation                            (14,710)       14,803      7,918         23,494       29,513            6,266
  Fiscal                                         2,109       83,704     59,391          6,430       81,595           55,608
                                        ------------------------------------------------------------------------------------
 TOTAL                                        (12,559)      114,510     78,090         29,924      127,069           72.175
                                        ====================================================================================





                                                                 CONSOLIDATED
                                   ---------------------------------------------------------------------------------------
          Contingencies               mar/03                                       dez/02
                                   ------------------------------------------- -------------------------------------------

LOGO OMITTED

               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                     Provision                       Escrow      Provision                       Escrow
                                   -------------------------------             -------------------------------
                                   In the Quarter   Accumulated     Deposits   In the Quarter   Accumulated     Deposits
---------------------------------- ------------------------------- ----------- ------------------------------- -----------
Current
Fiscal
COFINS                                         -           39.382      39.382               -          39.382      39.382
                                   --------------  --------------- ----------- --------------- --------------- -----------
 TOTAL
                                               -           39.382      39.382               -          39.382      39.382
                                   ==============  =============== =========== =============== =============== ===========
Long-term
Labor Claims                                 876           21.817      13.166             942          20.941      12.596
Civil litigation                        (14.489)           22.363       7.934           5.754          36.852       6.282
Fiscal                                     4.057          112.631      81.279          19.860         108.574      75.675
                                   --------------  --------------- ----------- --------------- --------------- -----------
 TOTAL                                   (9.556)          156.811     102.379          26.556         166.367      94.553
                                   ==============  =============== =========== =============== =============== ===========

Management understands that the provisions recorded are sufficient to cover eventual losses from the ongoing litigations. Based on the opinion of the Company's legal counsel, all litigation for which the probability of a favorable outcome was estimated as remote for the Company was provided for.

Furthermore, there are labor, civil and fiscal cases pending in the total amount of R$22.257, for which the probability of a favorable outcome was estimated as possible and no provisions were recorded on the financial statements.


16.  CAPITAL STOCK AND RESERVES

In accordance with its by-laws, the Company is authorized to operate with up to R$1,000,000 in capital of which R$153,947 are subscribed and fully paid in. Capital stock as of March 31, 2003, is represented by 4,550,833 common shares, with no par value, with the following equity structure:

                                                            Quantity of                      %
                                            ---------------------------------------- -------------------
                Shareholders                        shares       Shareholders          of participation
------------------------------------------------------------------------------------ -------------------
IVEN S.A....................................      2,378,671           1                 52,27
GTD PARTICIPACOES S.A.......................      1,137,709           1                 25,00
Fundacao Banco Central - CENTRUS............        275,678           1                  6,06
CINVES......................................         66,366           1                  1,46
Others......................................        692,409         168                 15,21
                                            ---------------------------------------- -----------------
 TOTAL                                            4,550,833         172                100,00
                                            ======================================== =================

Composition of capital reserve:
                                           PARENT COMPANY AND CONSOLIDATED
                                    -------------------------------------------
                                             Mar-03               Dec-02
                                    -------------------------------------------
CAPITAL RESERVE:                             65,687               65,687


17-  CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY


                                                                                             CREDITS FOR
                                  CAPITAL     CAPITAL       ACCUMULATED                        CAPITAL
BALANCE AS OF                      STOCK      RESERVES        INCOME           SUBTOTAL        INCREASE        TOTAL
-------------------------------- ---------- ------------- ----------------  --------------- ---------------  ----------
  DECEMBER 31, 2002                153,947
    Remuneration on
    construction                         7     65,687                -          219,634           3,387        223,021
    Work in progress                     -          1                -                1               -              1
    Income for the period                -          -           82,126           82,126               -         82,126
                                 ---------- ------------- ----------------  --------------- ---------------  ----------
  MARCH 31, 2003                   153,947     65,688           82,126          301,761           3,387        305,148
                                 ========== ============= ================  =============== ===============  ==========




18-  INCOME TAX AND SOCIAL CONTRIBUTIONS

LOGO OMITTED

               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

                                                                             PARENT COMPANY
                                                          -----------------------------------------------------
                                                                    Mar-03                     Mar-02
                                                          ---------------------------  ------------------------
                                                          Income tax      Social       Income       Social
                                                                       Contribution      tax     Contribution
                                                          ------------ --------------  --------- --------------
Loss before income tax and social contribution                124,611        124,611     17,966         17,966
Statutory rate                                                    25%             9%        25%             9%
                                                          ------------ --------------  --------- --------------
                                                               31,153         11,215      4,492          1,617
                                                          ------------ --------------  --------- --------------
Permanent additions (exclusions)
Equity adjustment                                             (3,327)        (3,327)    (8,266)        (8,266)
Non deductible provisions                                       5,537        (1,517)      1,428          1,733
                                                          ------------ --------------  --------- --------------
..                                                               2,210        (4,844)    (6,838)        (6,533)
                                                          ------------ --------------  --------- --------------
Statutory rate                                                    25%             9%        25%             9%
                                                          ------------ --------------  --------- --------------
                                                                  552          (436)    (1,710)            588
                                                          ------------ --------------  --------- --------------
Effect on results                                              31,706         10,779      2,782          1,029
                                                          ============ ==============  ========= ==============


19.  PENSION PLAN

The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security to the Company's employees through two benefit packages: a Defined Benefit Plan (Plan I) and a Defined Contribution Plan (PLAN II).

These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.

The table below shows the number of participants in each plan:


                                       PARENT COMPANY         CONSOLIDATED
                                --------------------------------------------
                                  Plan I      Plan II      Plan I   Plan II
                                ----------- --------------------------------
Contributing participants               34      1.404        42       2.332
Receiving participants:
    Retirees                           638        122       893         124
    Pensioners                         110          6       172           6
                                --------------------------------------------
                                       748        128     1,065         130
                                --------------------------------------------
                                       782      1,532     1,107       2,492
                                ============================================

As a sponsor, the Company matches monthly contribution from the members of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. In the first quarter of 2003, ESCELSA contributed R$648 compared (R$651 on 03/31/2002).

As per CVM Ruling 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to record and disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Bulletin 26 from IBRACON.

As provided by art. 84 of the above mentioned Deliberation, a recalculation was made of the present value of the actuarial obligations (medical assistance allowance for incentive to retirement and life insurance) as of December 31, 2002. The transactions recorded in the first quarter of 2003, is as follows:

                                                   PARENT COMPANY AND
                                                      CONSOLIDATED
                                                  ------------------------
Uncovered actuarial liabilities, current value                   (47,337)
Losses recognized, net value                                       17,083
                                                  ------------------------
Recognized liability as of December 31, 2002                     (30,254)
Realizations                                                          156
                                                  ------------------------
Recognized liability as of March 31, 2003                        (30,098)
                                                  ========================

The net losses not recognized corresponds to the actuarial losses in excess of 10% of the present value of the actuarial obligations as of December 31, 2002, which will be annually appropriated over the period corresponding to the remaining estimated average time of work of the employers participating in the plan.

LOGO OMITTED

               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

The same actuarial evaluation showed that in the plan the value of the assets exceeds the present fair value of actuarial obligations fully or partially covered, by R$ 28.079.

The Company's administration however, has conservative opted for not recording this asset, because there no assurance of the effective reduction of the sponsor's contributions or the reimbursement to the sponsor in the future.

20.  FINANCIAL INSTRUMENTS

The Company's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo - and therefore significant financial instruments are related to the following transactions:

O Balances of long-term accounts receivable and accounts payable related to the extraordinary tariff recomposition and therefore not subject to adjustments to market value;
O Investments in short term mutual funds and/or fixed income investments recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;
O Equity stakes in other companies are in most cases shares that are not publicly traded;
O Loans held by the Company are mainly long-term, and are from specific funding sources.

20.1 Exchange Rate and Interest Risks

     The account value of the principal financial instrument are:

                                                PARENT COMPANY                 CONSOLIDATED
                                          ----------------------------  ----------------------------
                                             Mar-03         Dec-02         Mar-03         Dec-02
                                          -------------  -------------  -------------  -------------

      Marketable securities                    285,944        296,498        294,448        306,620
      Loans and financing - long-term        1,708,642      1,793,057      2,117,842      2,223,718

     A portion of the loans and financing are comprised of financing from government entities ELETROBRAS and BNDES.

     As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that in the absence of other financing sources or other market options and/or means to estimate the market value of such options in light of the Company's business or sector-specific circumstances, the market value of these domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

     As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk.

     Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

     Net exposure to foreign currency risk 15o:

                                              BOOK VALUE                    FAIR VALUE
                             -----------------------------  ----------------------------
                                Mar-03          Dec-02         Mar-03         Dec-02
                             -------------   -------------  -------------  -------------
Senior Notes                    1,445,045       1,522,704        944,076        944,076
U.S. dollar assets              (285,362)       (296,329)      (285,362)      (296,329)
                             -------------   -------------  -------------  -------------
Net Exposure                    1,159,683       1,226,375        658,714        647,747
                             =============   =============  =============  =============


     The method used to determine the fair value of the Senior Notes obligation was the average market price, as of December 30, 2002, as per the security's trading activity at the end of each fiscal period, as provided by a transaction report in New York, USA, prepared by Salomon Smith Barney. For the US dollar assets, the contract market price at the end of the fiscal period was used, which is equal to book value.

     In addition, the Company held derivatives contracts aimed at reducing the above-referred net exposure, which yielded credits to the income statement, in the monetary variations account, for losses of R$ 2,176 (initially no cash swap ) and R$ 6,408 (SWAP)related to SWAP transactions whose parameters are as follows:

   FINANCIAL               DATE              AMOUNT                 PARAMETERS (RATES %)                LOSSES TO
                ----------------------------           ------------------------------------------------
  INSTITUTION   TRANSACTION      MATURITY                        BANKS                  ESCELSA       BE REALIZED
------------------------------ -----------------------------------------------------------------------------------
                                                          18,60% p.a.+exchange
     Banco Itau   12/27/02       07/15/03    21,856      variation (v.s dollar)         100% CDI          (1,357)
                                                          19,00% p.a.+exchange      100% CDI + 3,55%
     BBA          01/07/03       08/15/03    57,902      variation (v.s dollar)           a.a             (5,051)
                                                                                                      ------------
                                                                                                          (6,408)
                                                                                                      ============

     In the consolidated, the loans and financing of the companies in the ESCELSA System were obtained at rates and charges usual in the Brazilian and the international markets for funding of investments in the electric energy sector in their concession areas of the electric energy public service.

     The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange-related risk, swap instruments were used to hedge a portion of these liabilities, as shown in explanatory note no. 14. The indexes used in these instruments are IGP-M plus interest of between 11.7% p.a. and 12.01% p.a., and CDI, plus interest of between 0.95% p.a. and 3.0% p.a.

LOGO OMITTED

               QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2003
--------------------------------------------------------------------------------

     Considering the fluctuations of the Real during the period, these hedge transactions yielded gains of R$482, recognized in the income statement in the monetary variations accounts.

     This debt is broken-down as follows:

                                                       AMOUNT
                                        --------------------------------------    GAINS TO BE
              LIABILITIES                  BOOK VALUE             SWAP              REALIZED
---------------------------------------------------------   ------------------  ------------------
Loans and financing                          76,626              76,144                482



     In the consolidated statements, foreign currency debt totaling R$107,763 is subject to terms and conditions which constitute a natural hedge, thus reducing the currency risk to a minimum.

     For the contracts, it is estimated that their market value are equal or near the amounts per the accounts in view of the specific characteristics of these fundings and the impossibility of determining the market value of this type of financial instrument.

     For determination of this estimate the Company's administration considered the evidence of risk inherent to the Company's business, the administrative strategy and measures aimed at managing the debt service.


20.2 Credit Risk

There is a possibility that the Company will incur losses due to non-payment of its customers. to mitigate this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. A provision for doubtful account liquidations is established in an amount deemed sufficient by Management to cover potential accounts receivable risks.


21.  SUBSEQUENT EVENT

According to Resolution N(0) 167 of April 7, 2003, the National Electric Energy Regulatory Agency - ANEEL, determined that the average rate that ENERSUL charges its customers will be increased by 42.26%.

The 42.26% average tariff increase will be allocated in the following manner:

     On April 8, 2003 rates charged to customers were increased by 32.59%, which corresponds to the percentage increase resulting from the tariff readjustment that would be determined by ANEEL, if, instead of using the 5-year tariff review, only the annual adjustment was used, which is not applied in the years when the 5-year tariff review is conducted.

     The remaining 9.67% will be allocated to the annual tariff adjustments for 2004 through 2007 on top of Portion B cost adjustments in annual installments of R$55,253 thousand, at adjusted values on the date of review, as per ANEEL calculations.

     ANEEL also provisionally established the "X" factor (the discount factor applied against the IGP-M inflation index) at 2.35% each year from 2004 through 2007, discounting Portion B cost gains from ENERSUL's revenues.

     The rate adjustment will be applied according to customer segment as per the table below:

     SEGMENT

     HIGH TENSION
     A2 (between 88 and 138kV) 35.91%
     A3 (69kV) 37.11%
     A4 (between 2.3 e 25 kV) 32.49%

     LOW TENSION
     B (below 2.3kV) 32.48%;

As per Ministerial Decree N(0) 116 of April 4, 2003, the balance of the Compensation Account for Portion A Items (cost items that are not covered by tariff adjustments) from March 8, 2002 through March 7, 2003, equivalent to 4.38%, for which compensation was expected to be included in the current rate repositioning, will be applied over a period of 24 months starting in April 2004.


22.  EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of accounting principles set forth by the Brazilian corporate law. Certain accounting practices followed by the Company and its subsidiaries that conform to generally accepted accounting principles in Brazil may not conform with generally accepted accounting principles in other countries.